UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION				SEC FILE NUMBER
	Washington, D.C. 20549				000-24024

	FORM 12b-25				CUSIP NUMBER
92327R 10 3
NOTIFICATION OF LATE FILING

(Check One): ☐Form 10-K	☐Form 20-F	☐Form 11-K	☒ Form 10-Q	☐Form N-SAR
☐ Form N-SAR

For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:_______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I—REGISTRANT INFORMATION

Venture Financial Group, Inc.
Full Name of Registrant
_____________________________________________________________________________
Former Name if Applicable

1495 Wilmington Drive
Address of Principal Executive Office (Street and Number)

DuPont, Washington 98327
City, State, and Zip Code

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed: (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N- SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III—NARRATIVE

Venture Financial Group, Inc. is filing this Notification of Late Filing on Form 12b-25 with respect to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the “Form 10-Q”). The Company is unable, without unreasonable effort and expense, to timely file the Form 10-Q.

The Company has not completed its financial statements for the quarter ended June 30, 2009. The Company is continuing to analyze the appropriate provision for loan losses for all previously unreported periods.

In addition, as previously reported by the Company in its Current Report on Form 8-K filed July 30, 2009, the Company’s independent registered public accountants declined to stand for reappointment to audit the Company’s financial statements and related Form 10-K for the year ending December 31, 2008. As a result, the Company has been unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 because if the Company’s inability to comply with the Regulation S-X requirement that financial statements included in the Company’s Form 10-Q be reviewed by an independent accountant prior to filing.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Sandra L. Sager	253	441-4000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

oYes xNo
FORM 10-K for the year ended December 31, 2008 and Form 10-Q for the quarter ended March 31, 2009 FORM 11-K for the year ended December 31, 2008

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s results of operations for the quarter ended June 30, 2009 are still being finalized by management. Except as described herein, the Registrant believes it is not appropriate to provide an estimate of those results at this time. The Registrant anticipates that it will report a net loss for the quarter ended June 30, 2009, compared to net income of $4.936 million for the quarter ended June 30, 2008. The difference primarily relates to an increase in the provision for loan losses due to adverse market conditions and changes in the overall economy.  The amount of the provision for loan losses for the quarter ended June 30, 2009 has not yet been determined.  The net loss will also be due to increased FDIC insurance premiums and special assessments of $2.703 million for the quarter and an other-than-temporary impairment charge of $3.556 million on trust preferred securities.

Cautionary Statements Regarding Forward Looking Information

This Notification of Late Filing on Form 12b-25 includes forward-looking statements within the meaning and subject to the protection of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the use of words such as “expect,” “may,” “could,” “intend,” “project,” “schedule,” “estimate,” “anticipate,” “should,” “will,” “plan,” “believe,” “continue,” “predict,” “contemplate” and similar expressions. Statements as to the anticipated amount and effect of accounting entries, which cannot be known until the final determination is made, are forward-looking. All forward-looking statements included in this Form 12b-25 are based on information presently available to management and are subject to various risks and uncertainties, including, without limitation, risks that current estimates may be inaccurate; that we or our independent audit firm may determine that a different accounting treatment than that presently contemplated is proper or more appropriate; and other risks described in filings with the SEC under “Cautionary Note Concerning Forward-Looking Statements,” “Risk Factors” or similar headings. You should not place undue reliance on forward-looking statements, since the statements speak only as of the date that they are made. We have no obligation and do not undertake to publicly update, revise or correct any forward-looking statements.

VENTURE FINANCIAL GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 17, 2009	By:	/s/ Sandra L. Sager
Sandra L. Sager, Chief Financial Officer